PEABODY ENERGY Michael C. Crews Executive Vice President and Chief Financial Officer	701 Market Street St. Louis, Missouri 63101-1826 314.342.3400

May 7, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St. N.E.

Washington, DC 20549-4628

Re:	SEC Comment Letter Dated April 24, 2012

Peabody Energy Corporation

Form 8-K

Filed January 24, 2012

File No. 001-16463

Dear Ms. Jenkins:

In response to the Staff’s comment, we offer the following:

Form 8-K Filed January 24, 2012

Exhibit 99.1, page 7

1.	We note your definition of EBITDA is not consistent with that included in Item 10(e) of Regulation S-K, as it excludes items such as asset retirement obligation expenses. In future filings, please clearly indicate that the measure presented is not “EBITDA,” but a different non-GAAP measure (e.g. Adjusted EBITDA) and clearly disclose how management uses this as a measure of performance. Also refer to Question 103.01 of the Division’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Response

We acknowledge that our definition of EBITDA is not consistent with that included in Item 10(e) of Regulation S-K. We included a reference to Adjusted EBITDA in the definition of EBITDA to address this inconsistency, but, in future filings:

•	We will refer to this non-GAAP measure only as Adjusted EBITDA, and

•	We will change our current definition to reference only Adjusted EBITDA.

Please note that our current disclosure states “Management uses EBITDA as a key measure of operating performance and also believes it is a useful indicator of the company’s ability to meet debt service and capital expenditure requirements.” We will incorporate the Adjusted EBITDA term and continue to provide this disclosure as to how our management uses this measure of performance.

Ms. Tia L. Jenkins

Securities and Exchange Commission

May 7, 2012

*    *    *    *    *    *     *    *    *    *    *

In connection with responding to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these comments; please do not hesitate to contact me should you need additional clarification.

Sincerely,

/s/ Michael C. Crews
Michael C. Crews Executive Vice President and Chief Financial Officer